Quirktastic

Software Technology Entertainment Female Founder Community

Social networking platform for geeks and hobbyists

QUIRKTASTIC.CO CONCORD NORTH CAROLINA



PLATFORM OVERVIEW
livestream with up to 6 people
what did you all think about Demon Slayer Ep 7?!
create + watch original content
create + search user profiles based on demo + interests
anime
harry potter
k-pop
esports
lolita
art
comics
astrology
in-app comic cons + hobby event resources
Name



As a scientist and longtime anime lover, I have first hand experience with bullying and harassment online for being a Black woman and participating in geek fandom. Therefore I set out to create an all-inclusive social networking platform that changed the way that future generations expressed themselves and explored fandom.

Bryanda Law Founder and CEO @ Quirktastic

Why you may want to support us...

1. 25,000+ users in US, Canada, and Europe since March 2019
2. 25% month-over-month growth
3. $175.1K revenue since app launch (merch)
4. $27B market
5. We are building a diverse and inclusive community, including POC, women and LGBTQ+

Why investors ❤ us

WE'VE RAISED $275,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Bryanda Law

Founder and CEO

I am scientist from North Carolina who put together an off-shore tech team of 5 engineers, produced a fully functioning app in iOS and Android in 3 months, raised $45K through pitch competitions/angel and grew usership to 10K in 2 weeks.



Lauren Grant

Chief Content Officer



Larissa Irankunda

Executive Editor



Gregory Apollon

Head of UX

In the news

Forbes

How Quirktastic Media Became The Home For Geeks Of Color

Bryanda Law, the founder of Quirktastic, a media tech company on a mission to grow the largest and most authentically engaged community of fandom-loving people of color, talks about how she got from

August 25, 2020 @ forbes.com

Downloads

Quirktastic Deck 2020.pdf

Quirktastic is a one-stop for all things fandom.

ABOUT QUIRKTASTIC

Quirktastic is the **social networking and group livestreaming platform** for geeks and hobbyists.

We are a one stop for **anyone exploring and creating** the fandom community.



Our community also happens to cover a large market.

MARKET SIZE



$44B US Gaming industry (2019)

$27B OTT industry (2019); 33% YoY

Early adopter audiences
- Gamers
- Cosplayers
- Podcasters + Video hosts
- Virtual event organizers
- K-pop lovers (virtual dance practice)
- Musicians (virtual jam sessions)

Don't just trust our word. Here from one of our users:

MEET DJ TAYLOR SENPAI, A QUIRKTASTIC USER



DJ Taylor Senpai is a comic con DJ and avid Quirktastic user. He uses the app to **meet friends** in the DC area or whenever he is performing, **give recommendations** about anime on our feed, and **host live DJing podchats to monetize** whenever he can't perform IRL.

71 Net Promoter Score
as of April 2020

DJ Taylor Senpai is 1 of over 50,000 Quirks...

OUR AUDIENCE



55,000+
users in USA, Canada and Europe since March 2019

Largest interest demographic: anime, gaming, k-pop
25.25% MoM growth
19% DAU average without push
20.5% Week 8 retention
16% Month 3 retention
6.74x- times users open app per day

We'd describe our users as loyal and healthy spenders.

USER BEHAVIOR

108 avg number of months fans dedicate to a fandom

88% discover majority of content from friends

58% create content about their favorite fandoms + hobbies

$300 spent annually on favorite fandom

63% attend offline fandom live events

128 proportion of superfans to casual

Based on The State of Fandom 2019 report conducted by Ipsos and Fandom Insights Lab of 10,000 fans

Here is our platform and the key features:


PLATFORM OVERVIEW
livestream with up to 6 people
what did you all think about Demon Slayer Ep 7?!
create + watch original content
Name That Anime
Test your knowledge with friends!
Select
create + search user profiles based on demo + interests
anime
harry potter
k-pop
esports
lolita
art
comics
astrology
in-app comic cons + hobby event resources


KEY FEATURES
Podchats: group livestreaming rooms for creators/panel organizers
Clubs + Squads: interest-based voice and text chat channels
Swipe: search community profiles
Feed: share and ask for recommendations
Screen: watch video content with friends and host screenings
Online Con: virtual con page with podchat linking and vendor booths
Name of Upcoming Podchat
Schedule a Podchat

This is how we are making money (~$75,000 thus far).


BUSINESS MODEL: DTC IN-APP PURCHASES
Users can buy **Qoins** that can be used for podchat donations and subscriptions to their favorite podchatters and friends, as well as physical goods from retail and event partners.
100 Qoins = $2.99


BUSINESS MODEL
Send Qoins or shop the Snack Pantry and The Quirk Shop for your friends and favorite Podchatters!
100 qoins for $2.99
Snacks: 35-250 qoins
Merch and Event Tickets: 200-5,000 qoins
Qoins can be bought or earned from watching ads and checking in regularly
Revenue since app launch (merch): **$75,647**

And we are thinking about the future.


POTENTIAL FUTURE PARTNERSHIPS
At 1MM users, we will seek partnerships for Snack Pantry and retailer partners to give users more options for buying gifts and cashing in qoin.
Food delivery apps
Trade in Snacks for real grub.
Large event + movie tickets
Trade in Qoins for IRL quality time.

We are the team to build this.


TEAM
1 full time + part time and contractors
BEE LAW
founder + ceo
WARREN NG
tech advisor
LAUREN GRANT
chief content officer
yelp
HUFFPOST
instacart
GIPHY

We also engage our audience with media content

After growing our community through the media company, we realized that content was a great way to improve our network effects strategy, while also keeping our users engaged and feeling represented.


The Quirk Team Trained Like Milaje Warriors
Watch later
Share


KING VADER Pt 1: Interview with Sunzi
Watch later
Share

Plus your (future) kids and grandkids will think you are cooler when they found out that you are an investor in their favorite hangout spot.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Quirktastic is the social networking and group live streaming platform for geeks and hobbyists. We are a one stop for anyone exploring or creating the fandom community. Since launching, we have grown to over 55,000 downloads. There are a few key features within our app: Podchats: group livestreaming rooms for creators/panel organizers Clubs: interest-based voice and text chat channels Swipe: search community profiles Screen: watch video content with friends and host screenings

Where will your company be in 5 years?

Quirktastic hopes to be the one stop for anyone exploring or creating fandom (anime, gaming, k-pop). With that as our goal, we will be shaping and creating the platform for VR connections and friendships. Imagine being able to go to a virtual convention with your friends. Also, our in-app currency, Qoin, will also have partnerships with many different retailers and food delivery services that allow users to cash in the qoins that they've earned for tangibles or high quality virtual goods.

Why did you choose this idea?

As a scientist and longtime anime lover, I have first hand experience with bullying and harassment online for being a Black woman and participating in geek fandom. Therefore I set out to create an all-inclusive social networking platform that changed the way that future generations expressed themselves and explored fandom.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We predict that future generations will spend a majority of their time making and cultivating friendships online, and that interest based communities will win. Quirktastic focuses on both of these predictions and we are targeting fandom interests, especially anime, gaming and k-pop.

In addition, Quirktastic also caters to Fandom Creators (youtubers, streamers, bloggers), Fandom Organizers (comic and gaming conventions, barcades, esports leagues) and Fandom Brands (Marvel, AMC, Warner Bros, etc.). With COVID-19, we realized that many of these types of users were left without ways to monetize online or cultivate community around their brands. Therefore Quirktastic invented the qoin shop and online con podchats that allows for this.

What is your proudest accomplishment?

Before COVID-19, our platform monetized by event ticket transaction fees and we also hosted our own events for the community. After COVID-19 became a worldwide pandemic, all of our event partners were forced to cancel their event, which led to us losing about 75% of our projected revenue for the year. Though, instead of dying or abandoning our customers, we have pivoted to focus on helping them build their communities online and host online events through our group livestreaming platform.

How far along are you? What's your biggest obstacle?

We have 55,000 downloads and have made about $75,000 in revenue. To grow faster, we will need a marketing budget, as most of our downloads have come from

Who are your competitors? Who is the biggest threat?

Our adjacent competitors are Amino app, Twitch, Fandom Wikia and Discord when it comes to community. This is encouraging as all companies are valued between $500MM-$3.75B. The features of Quirktastic make it easy to evolve to be a more complete platform, similar to a Facebook for Fandom, compared to the specialized platforms listed. Also, our company sets a community guideline standard that is not known for being a standard in these platforms.

What do you understand that your competitors don't?

Similar to Facebook's strategy, your approach to community has to be multi-pronged. Solving only a small portion of a large yet niche communities needs will leave them looking for multiple options and will result in lots of turnover. That's why we have a "one stop" goal.

How will you make money?

Direct to consumer and Advertising. Users buy qoins through the app or earn qoins by watching in-app video ads to either tip their favorite podchatters, give virtual gifts to their friends, or by merchandise from The Quirk Shop or our retail partners. 1 qoin = $0.03 and they start at 100 qoins for $2.99. Tips can be cashed out by podchatters with a 70/30 podchatter split.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Security and privacy issues. We've built a lot of trust with our community and as we've seen in Facebook and other similar platforms, security breaches lead to a lack of trust. So far, we've worked with AWS to build as secure of a system as we can afford. After raising either a large Seed or Series A, we plan to invest heavily into security.

What do you need the most help with?

Investors with experience in growth hacking or marketing and branding are always the most helpful for any start up team.

What would you do with the money you raise?

$250,000 raised will help support our team as we finish building our updated interface for event organizer monetization and will also allow us a budget for marketing our new services. Our app has a low cost per install of 0.23 cents, therefore this grant could also help our company grow our community by over 500,000 new members and in turn help us achieve both our mission and monetization goals faster.